Filed by MB Financial, Inc.

Commission File No. 0-24566-01

Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: First Oak Brook Bancshares, Inc.

Commission File No: 0-14468

Set forth below are informational materials provided to employees of MB Financial, Inc. and First Oak Brook Bancshares, Inc. regarding the proposed merger of MB Financial and First Oak Brook.

Materials provided to MB Financial employees:

Employee Frequently Asked Questions

Q:          How does the addition of Oak Brook Bank benefit MB Financial Bank?

A:           OBB’s strong deposit gathering expertise combined with our proven ability to originate loans will allow us to fund significant loan growth organically thereby improving profitability and growth. The combined branch network of 61 Chicago area offices will be unique among mid-sized banks in the Chicago area allowing for more effective marketing and customer convenience. Our strong coverage in DuPage and Cook counties will provide us with access to 80% of Chicago middle market businesses as well as millions of consumer households. Our business philosophies are similar and our office locations in Illinois are highly complementary. MB Financial Bank will be well positioned for continued growth. In addition, the company will become the largest independent bank focused on serving middle market businesses in the Chicago area. MB will be a powerful presence in the marketplace and create even greater opportunities for employees, customers and investors.

Q:          When will the transaction be completed?

A:           The transaction is expected to be completed around the beginning of the fourth quarter and is subject to regulatory and shareholder approval.

Q:          Will there be an impact on jobs at MB Financial Bank?

A:           We expect that there will be limited impact on jobs at MB Financial Bank. If you work in Retail Banking in a branch location, Commercial Banking, Treasury Management/Merchant Processing sales, or you serve clients in Wealth Management, your position will be relatively unaffected. Though some products or services or processes may change as we combine our banks, your primary mission – selling to and servicing our customers – will remain the same. For those of you in other positions, we anticipate that there will be some job reductions that impact both Oak Brook and MB employees; however, relative to our size a small number of employees will be affected. Jobs in certain back office and staff functions will be combined and some positions will be eliminated as a result. Over the next several months, we will select the best people from both banks to fill positions. It is our intention to evaluate talent and select the best person for each position. It is our intent use the same process to choose the best products, services and systems as well.

All departments will receive more information later in a separate communication once we have had time to discuss our various departments and determine the best course of action.

Q:          If my position is eliminated, will I have an opportunity to apply for open positions in the new organization?

A:           Employees whose jobs have been eliminated will receive first priority for all job openings. For the last several weeks, we have not filled open positions. We anticipate that if your position is eliminated, there’s a good chance that we will be able to redeploy you if your qualifications meet the requirements of an open position. This should further limit the actual number of employees who are adversely impacted. If we are unable to redeploy you, the Bank will provide a generous severance plan and outplacement services to help you transition to a new job.

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Q:          How will this impact our HR policies?

A:           We will continue to follow our current policies. Over the next several months, we will evaluate both companies’ policies and notify you if there are any changes; however, at this time we do not anticipate any significant changes.

Q:          What will be the impact on my benefits?

A:           Over the next several months, we will compare and contrast our health, retirement, ancillary and mega benefits with those of Oak Brook Bank. We anticipate consolidating our health and retirement benefits into one plan beginning in 2007. While we will be reviewing the Oak Brook Bank health care provider and the costs of their program, it is likely that we will continue to offer our health care and dental benefits through Blue Cross and Delta Dental respectively. All other benefits including Mega Benefits will also remain the same or be enhanced as a result of this transaction.

We do not anticipate any detrimental changes to your 401K and Profit Sharing Plan as a result of this transaction.

Q:          Oak Brook Bank is not open 7 days a week?  Will we continue our Betsimpsier Banking strategy that emphasizes convenience through extended hours?

A:           We don’t know yet. OBB and MB have pursued different Retail Banking strategies. OBB’s strategy has been successful, while MB’s strategy was only recently introduced. We will carefully evaluate the costs and benefits associated with each strategy and announce a decision as soon as possible.

Q:          Will our computer system change?

A:           We don’t know yet. MB uses FiServ’s CBS Banking System and OBB uses Jack Henry’s Silverlake System. It will take some time to evaluate which system is most effective in terms of customer service, flexibility, efficiency and cost.

Q:          What should I say to customers if I’m asked about Oak Brook Bank?

A:           With the addition of Oak Brook Bank, MB Financial Bank will offer more and better products, services, and convenience. Our organization will continue to provide the high quality personal service to which they’ve always been accustomed. With 61 offices, we will have much better coverage of both DuPage and Cook counties. We will be one of the largest independent banks in the Chicago marketplace focused on serving middle market businesses and consumers.

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Customer Frequently Asked Questions

Q:          Who is First Oak Brook Bancshares Inc.?

A:           First Oak Brook Bancshares Inc. (“First Oak Brook”), based in Oak Brook, is the $2.3 billion in assets publicly traded holding company for Oak Brook Bank. The Company was established in 1983 and has been public since 1985. Oak Brook Bank offers a full range of commercial and consumer banking products and services through 21 offices, 17 of which are in the western suburbs.

Q:          How can customers obtain more information about Oak Brook Bancshares?

A:           Since First Oak Brook, is a publicly traded company (ticker symbol “FOBB”) there is a large amount of information available on the Internet. You can also learn more about the Company at the company’s website: www.firstoakbrook.com, or Oak Brook Bank’s website: www.obb.com. For financial information, click on investor information.

Q:          Why are MB Financial Bank and Oak Brook Bank merging?

A:           Oak Brook Bank and MB Financial Bank both serve middle market businesses and consumers that live or work near our banking centers. Our business philosophies are very similar as both banks are known for delivering personalized attention and exceptional customer service. By merging, we will combine a company with strong asset generation capabilities (MB) and a company with strong internal funding sources and a large amount of liquidity (Oak Brook Bank). Our combined branch network of 61 Chicago area offices is unique among mid-sized banks in the Chicago area providing much greater customer convenience. Our combined bank will be well positioned for continued growth with more products and services to meet customer needs. The company will become the largest independent bank focused on serving middle market businesses in the Chicago area. The combined organization will be a powerful presence in the marketplace and create significant opportunities for employees, customers and investors.

Q:          When will the companies merge?

A:           The merger is expected to be completed around the beginning of the fourth quarter and is subject to regulatory and shareholder approval.

Q:          Will the combined company be publicly traded?

A:           Yes, it will continue to be traded on The NASDAQ National Market under the symbol MBFI.

Q:          Will customers be able to conduct transactions on their account at Oak Brook Bank branches?

A:           Once the merger and systems conversions are complete, customers will be able to conduct business at any one of our 61 locations. We estimate that will be some time in the first quarter of 2007. Until then, customers should continue to use any of our MB Financial Banking Centers.

Q:          How will this merger affect FDIC insurance of our customers’ deposits?

A:           FDIC insurance will remain the same if customers have deposits at one but not both banks. For depositors with accounts at both Oak Brook Bank/Chicago Private Bank and MB Financial Bank, the following insurance coverage will apply:

•      Insurance coverage for customers’ deposits will be separate for a minimum of six (6) months from the date of the closing of the merger. After six months, deposit insurance will be based on the combined deposits at the institutions according to standard FDIC regulations.

•      Time deposits (CDs and IRAs) that have a maturity date after the six-month period of FDIC coverage expires are covered until the maturity date of the time deposit account.

•      Time deposits that mature during the six-month period and are renewed for the same amount (with or without accrued interest added to the account) and the same term as the original deposit will continue to have separate insurance until the first maturity date after the expiration of the six-month period.

•      Time deposits that mature during the six-month period and are renewed on any other basis, or that are not renewed and become demand deposits will be separately insured only until the end of the six-month period.

Q:          With which ATM networks is Oak Brook Bank affiliated?

A:           Oak Brook Bank is affiliated with the same network as MB Financial Bank. We are all a part of the STAR and STARsf ATM network.

Q:          Will customers be able to access their checking and or savings accounts through any ATM?

A:           Yes, customers will continue to have access to their checking and/or savings accounts through any ATM affiliated with our networks.

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Materials provided to First Oak Brook employees:

Employee Frequently Asked Questions

Q:                                  Who is MB Financial, Inc.?

A:                                   MB Financial, Inc. (“MB Financial”), based in Chicago, is the $5.9 billion in assets publicly-traded holding company for MB Financial Bank, N.A. (“MB”) in Chicago. MB and its legacy institutions have been a part of the Chicagoland market for over 95 years. MB Financial Bank offers a full range of commercial and consumer banking products and services through forty banking centers.

Q:                                  How can I obtain more information about MB Financial?

A:                                   All Oak Brook Bank employees will receive an MB Financial Annual Report as well as other information introducing MB to you. Since MB Financial is a publicly traded company (ticker symbol “MBFI”) there is a large amount of information about the company on the Internet. You can also learn more about MB Financial at its website at www.mbfinancial.com.

Q:                                  Why are MB Financial Bank and Oak Brook Bank merging?

A:                                   OBB’s strong deposit gathering expertise combined with MB’s proven ability to originate loans creates a company that can fund significant loan growth organically thereby improving profitability and growth for both companies. Our combined branch network of 61 Chicago area offices gives us a leading position among mid-sized banks in the Chicago area, allowing for more effective marketing and customer convenience. Our strong coverage in DuPage and Cook counties give us access to almost 80% of Chicago middle market businesses as well as millions of consumer households. Our business philosophies are similar and our office locations in Illinois are highly complementary. Our combined $8.2 billion asset bank will be the 9th largest in the Chicago market, 3rd in DuPage County, 103rd in the U.S., and well positioned for continued growth. In addition, the company will become the largest independent bank focused on serving middle market businesses in the Chicago area. The combined organization will be a powerful presence in the marketplace and create significant opportunities for employees, customers and investors.

Q:                                  What names(s) do we expect the merged bank be called?

A:                                   “Oak Brook Bank” will become “MB Financial Bank.”  “Chicago Private Bank” is likely to continue, with the subtitle under it changed to “the wealth advisory division of MB Financial Bank.”

Q:                                  When will the companies merge?

A:                                   The merger is expected to be completed in the fourth quarter and is subject to regulatory and shareholder approval.

Q:                                  Will our combined company be publicly traded?

A:                                   Yes, it will be traded on the NASDAQ National Market under the symbol MBFI.

Q:                                  What will be the impact on my job?

A:                                   If you are in a customer contact sales, or relationship management position (such as a teller, personal banker, teller supervisor, branch or asst. branch manager; commercial banker or commercial lender; private banker or trust R.M.; treasury manager; dealer RM or sales officer), your position will be relatively unaffected. Though some products or services may change somewhat as we combine our banks, your primary mission — selling to and servicing our customers — will remain the same. In short, we intend to retain as many customer contact people as possible.

Back office and staff jobs will be affected differently. As functions are combined, some jobs will be eliminated. For those of you in back office and staff positions, in the coming months we will work together to select the best people from each bank to fill positions. Where we do make some job reductions, those reductions will affect both OBB and MB. We want to emphasize we will evaluate talent and select the best person for each position regardless of which company currently employs her or him.

All departments will receive more information later in a separate communication, once our combined integration team has had time to discuss our various departments and determine our best course of action.

Q:                                  If my position is eliminated, will I have an opportunity to apply for open positions in the new organization?

A:                                   Officers and full-time employees whose jobs have been eliminated will receive first priority for all job openings. We will make every effort to transfer you if your qualifications meet the requirements of an open position. If you stay through our integration but we are unable to redeploy you, we will provide a generous severance plan to help you transition to a new job.

Q:                                  If HR policies are different at Oak Brook Bank and MB Financial Bank, which policies will we follow?

A:                                   We will follow our current policies until the transaction closes. Over the next several months, we will work together to evaluate both companies’ policies and provide you with a new Employee Policy Manual after the two companies merge.

Q:                                  What will be the impact on my benefits?

A:                                   Both companies provide multiple HMO and PPO health insurance plans as well as dental insurance. You will continue to use your current health plan through the end of 2006. We anticipate consolidating our health benefits into one plan beginning in 2007. One or both companies offer ancillary benefits including Vision, Short Term Disability, Long Term Disability, Life Insurance and Sabbatical. After the closing, we intend to continue to offer these benefits through a consolidated plan in 2007. In many cases, the costs of these benefits will be lower for employees and the benefits enhanced.

Both companies offer Retirement Plans. You will continue to participate in your current plan until at least the closing date. Our intent is to consolidate these plans some time after the closing date by working together to select the best features of each in terms of design and administration. Your current accrued retirement benefits will not be impacted as a result of the merger.

Q:                                  I’m an officer in my current position. Will I be an officer in the new company?

A:                                   Some job titles may change after the closing. We expect that any changes in officer status will be very limited.

Q:                                  I’m eligible for a performance evaluation and merit increase at the end of the year. How will this be handled?

A:                                   You will receive your regular performance evaluation and be eligible for your merit increase at the regularly scheduled time.

Q:                                  I’m eligible for a bonus and/or incentive. If the merger closes before year-end 2006 as planned, will I still get my bonus and/or incentive?  If so, when?

A:                                   Absolutely, yes!  MB and OBB have agreed that you will receive your bonus and incentive awards for 2006 based entirely on OBB’s existing plans, programs and agreements, regardless of when the deal closes. OBB management will calculate your bonus until the merger is complete (say, 10/12th if closing is October 31); MB will calculate the balance of your bonus (say, 2/12 for November and December) after the merger is complete, using OBB’s existing criteria. Your awards will be paid out on or about January 31, 2007 — as always.

Q:                                  What will happen to any stock options or RSU’s I’ve been granted that have not yet vested?

A:                                   Almost all equity awards (e.g., stock options and RSU’s) will immediately vest as of the closing date. Please contact Human Resources if you need help understanding the terms of your equity awards.

Q:                                  Will our systems, processes, and practices change under MB?

A:                                   Both MB and OBB have committed to adopt the best systems, processes and practices from each company. We’ll form teams to review our respective organizations to determine how to implement this commitment.

Q:                                  Will our computer systems change?

A:                                   MB’s core processing contract expires this June, and OBB only has a maintenance obligation cancelable on short notice. For core processing, MB uses FiServ’s CBS Banking System and OBB uses Jack Henry’s Silverlake System. It will take a little time to evaluate which system is most effective in terms of customer service, flexibility, efficiency and cost.

Both banks currently use SunGard for trust processing. Both MB and OBB have recently reviewed Northern’s Trustrite System and consider it a preferable platform. Subject to negotiation, it’s fairly likely both banks will migrate to Northern.

Q:                                  Where will the corporate headquarters be located?

A:                                   MB Financial’s headquarters address is 800 West Madison, Chicago, IL. MB’s current primary operating facility is at 6111 North River Road in Rosemont, IL.

Q:                                  Will I receive credit at the new company for my length of service?

A:                                   Yes.

Q:                                  When and what should I say to customers if I’m asked about the merger?

A:                                   It is critical that you call our key customers immediately. Customers want to hear about our future plans from us — not from the grapevine or press.

Please tell them each the following:

1)              We’re creating an $8.2 billion asset locally-owned and operated bank. We’ll be the third largest independent publicly-held bank holding company in Chicago. We’ll have size combined with local responsiveness.

2)              We’ll be the 9th largest bank or thrift (local or national) operating in Illinois. (MB is now 14th, and FOBB is now 24th).

3)              We’ll be the 3rd largest bank operating in DuPage (i.e., the western suburbs), behind only Chase and Harris. (MB has offices in Elmhurst and Burr Ridge)

4)              We’ll have 61 offices (MB’s 40, FOBB’s 21) providing convenient banking and ATM’s all over Chicagoland. MB offers 7 day convenience.

5)              We’ll have more and better products for our broad customer base. As good as FOBB’s products and services are today, combined we’ll be a powerhouse.

6)              We’re combining a terrific, asset-generating bank (MB’s commercial lending and leasing) with a terrific deposit gathering bank (FOBB’s treasury management especially). This deal is expected to be accretive to earnings. Last year MB earned over $60 million and FOBB earned just under $17 million.

7)              We’ll have approximately $800 million in shareholders’ equity, providing an enormous capital base. Capital provides the safety net under every bank and the resources to grow. (FOBB’s current shareholders’ equity is $132.4 million)

8)              We’ll have a market capitalization combined of approximately $1.3 billion. (FOBB’s current market cap was approximately $270 million on May 1).

9)              We’ll be one of the largest independent banks catering to middle market businesses. MB has approximately an 8% share of the 8500 Chicago area businesses with revenues of $5-100 million. With OBB, that share will dramatically rise. With OBB’s Treasury Management expertise, strong employee benefit plan offerings, merchant processing prowess, wealth management services, together we’ll be able to broaden and deepen our high quality service to this and other target markets.

10)        We’ll be the 103rd largest bank in the U.S. — a local company just a hair away from the elite top 100.

End by telling our customers this merger will add convenience, product breadth and depth, strength and resources, without compromising our commitment to personal service and local responsiveness.

Q:                                  Who will be the Chief Executive Officer of the combined company?

A:                                   Mitch Feiger, CEO of MB Financial Inc., will be the Chief Executive Officer of the combined company. Rick Rieser, currently CEO and Chairman of First Oak Brook and Oak Brook Bank, has agreed to enter into a five-year employment agreement with the combined company to serve as Vice Chairman and Executive Vice President of MB Financial, Inc. Both Rick and Mitch are committed to working together to build the best and most successful banking company in Chicagoland.

Customer Frequently Asked Questions

Q:          Who is MB Financial, Inc.?

A:           MB Financial, Inc. (“MB Financial”) based in Chicago, is the $5.9 billion in assets publicly traded holding company for MB Financial Bank, N.A. (“MB”) in Chicago. MB and its legacy institutions have been a part of the Chicagoland market for over 95 years. MB Financial Bank offers a full range of commercial and consumer banking products and services through 40 banking centers.

Q:          How can customers obtain more information about MB Financial?

A:           Since MB Financial is a publicly traded company (ticker symbol MBFI) there is a large amount of information available on the Internet. You can also learn more about the Company at the MB Financial website at www.mbfinancial.com. For financial information, you can click on investor relations. In the next few days we will provide you with written information about MB Financial Bank that you can give to customers.

Q:          Why are MB Financial Bank and Oak Brook Bank merging?

A:           Oak Brook Bank (Oak Brook) and MB Financial Bank both serve middle market businesses and consumers that live or work near our banking centers. Our business philosophies are very similar as both banks are known for delivering personalized attention and exceptional customer service. By merging, we will combine a company with strong asset generation (MB) and a company with strong internal funding sources (Oak Brook). Our combined branch network of 61 Chicago area offices will provide much greater customer convenience. Our combined bank will be well positioned for continued growth with more products and services to meet customer needs. The company will become the largest independent bank focused on serving middle market businesses in the Chicago area. The combined organization will be a powerful presence in the marketplace and create significant opportunities for employees, customers and investors.

Q:          When will the companies merge?

A:           The merger is expected to be completed in the fourth quarter and is subject to regulatory and shareholder approval.

Q:          Will customers still receive service from Oak Brook Bank/Chicago Private Bank employees?

A:           Yes, customers will continue to receive the same great service from the same familiar faces.

Q:          Will the combined company be publicly traded?

A:           Yes, it will be traded on The NASDAQ National Market under the symbol MBFI.

Q:          Will customers be able to conduct transactions on their account at MB Financial Bank banking centers?

A:           Once the merger and systems conversions are complete, customers will be able to conduct business at any one of our 61 locations. We estimate that will be some time in the first quarter of 2007. Until then, customers should continue to use any of our Oak Brook Bank or Chicago Private Bank locations.

Q:          How will this merger affect FDIC insurance of our customers’ deposits?

A:           FDIC insurance will remain the same if customers have deposits at one but not both banks. For depositors with accounts at both Oak Brook Bank/Chicago Private Bank and MB Financial Bank, the following insurance coverage will apply:

•                  Insurance coverage for customers’ deposits will be separate for a minimum of six (6) months from the date of the closing of the merger. After six months, deposit insurance will be based on the combined deposits at the institutions according to standard FDIC regulations.

•                  Time deposits (CDs and IRAs) that have a maturity date after the six-month period of FDIC coverage expires are covered until the maturity date of the time deposit account.

•                  Time deposits that mature during the six-month period and are renewed for the same amount (with or without accrued interest added to the account) and the same term as the original deposit will continue to have separate insurance until the first maturity date after the expiration of the six-month period.

•                  Time deposits that mature during the six-month period and are renewed on any other basis, or that are not renewed and become demand deposits will be separately insured only until the end of the six-month period.

Q:          Whom do customers call with questions about their accounts?

A:           Please continue to have customers call their customer service representative at Oak Brook Bank/Chicago Private Bank.

Q:          What will happen to the account numbers at Oak Brook Bank/Chicago Private Bank

A:           This issue is currently being researched and we expect to have an answer within two months. We expect that the number of account number changes, if any, will be a small.

Q:          Will the Oak Brook Bank/Chicago Private Bank routing number change?

A:           At the closing of the merger, the Oak Brook Bank/Chicago Private Bank routing number will likely change to that of MB Financial Bank. However, the Federal Reserve has given banks long lead time before requiring bank customers to obtain new checks. As a practical matter this means very few customers will be inconvenienced.

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Q:          Can a customer continue to use their current Oak Brook Bank or Chicago Private Bank checks?

A:           Yes, customers can continue to use their current supply of checks.

Q:          With which ATM networks is MB Financial Bank affiliated?

A:           MB is affiliated with the same network as Oak Brook Bank/Chicago Private Bank. We are all a part of the STAR and STARsf ATM network.

Q:          Will customers be able to access their checking and or savings accounts through any ATM?

A:           Yes, customers will continue to have access to their checking and/or savings accounts through any ATM affiliated with our networks.

Q:          Can customers continue to use their ATM card?

A:           Customers may continue to use their current ATM card.

Q:          Does MB Financial Bank offer a 24-hour automated telephone banking line?

A:           Yes. This service will be available to Oak Brook Bank/Chicago Private Bank customers after the systems conversion is complete in the first quarter of 2007.

Q:          Will customers’ Certificate of Deposit (CD) accounts change?

A:           Not at this time.

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